11 Harbor Park Dr Port Washington, NY 11050

September 6, 2007

Mr. William Choi
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Re: Systemax Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007 Filed May 10, 2007 and August 9, 2007 File No. 1-13792

Dear Mr. Choi:

I am writing to you in response to your comment letter dated August 23, 2007, regarding the above-referenced SEC filings. We have set forth below our responses to your questions/comments. Your questions/comments appear in bold print below.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Net Sales

1.	We note your presentation of European sales "at 2004 exchange rates" in the tabular presentation of your results of operations. Since this appears to be a non-GAAP measure, please revise to provide the disclosures required under Item 10(e) of Regulation S-K. Please refer to Question 17 in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

The Company has historically presented this disclosure for informative purposes. However, upon revisiting the disclosure, management does not believe that it provides particularly useful information for investors and will not be including it in future filings. If in the future the Company does provide such a disclosure, it will include a reconciliation table, reasons for the disclosure and any other pertinent information required under Item 10(e) of Regulation S-K.

Contractual Obligations

2.	In future filings, please revise your presentation of the contractual obligations table to conform exactly to the tabular format prescribed by paragraph (a)(5)(i) of Item 303 of Regulation S-K. In this regard, we note your present maturity categories for your contractual obligations: 2007, 2008, 2009, 2010, 2011, and after 2011 do not comply with the prescribed requirements.

The Company will conform its contractual obligations table to that prescribed by paragraph (a)(5)(i) of Item 303 of Regulation S-K in future filings.

Controls and Procedures

3.	Please expand your discussion to disclose the specific steps you have taken, if any, to remediate the significant deficiencies identified in your disclosure. This comment also applies to your Form 10-Q for the quarter ended June 30, 2007.

The Company was not an accelerated filer for the periods ended December 31, 2006 and June 30, 2007. The Company will be an accelerated filer for the year ended December 31, 2007 and subject for the first time to the internal controls certification and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. By the end of the third quarter of 2007, the Company will have completed a significant portion of its testing of internal control over financial reporting including remediation testing required for its report and will be in a better position to further describe remediation steps taken and the controls put in place to ensure the reliability of financial reporting and will, if appropriate, add disclosure to the third quarter 2007 10-Q filing. The Company expects that it will make its most significant remediation efforts in the fourth quarter of 2007 and therefore expects to make expansive disclosure in the 10-K.

Although the Company has made progress toward remediation of its significant deficiencies, we are not yet in the position to change our conclusions. In the first and second quarters of 2007 the Company was working on structural changes, including adding qualified financial personnel. The Company has hired a new Chief Financial Officer, a Director of Internal Audit, internal audit staff, staff accountants and key business unit Controllers, all of which are a foundation for addressing our internal control deficiencies. Additionally the Company has implemented estimation processes for its vendor drop shipments, sales returns, cooperative advertising, customer rebates, inventory in transit and other vendor and employee related costs. Substantive remediation work in the areas of business processes and information technology is ongoing and the Company anticipates that work will continue through the third and fourth quarters of 2007.

4.	We note the significant deficiencies you identified in the evaluation of your internal control over financial reporting as of December 31, 2006 and as of June 30, 2007. You disclose that as a result of the determination by your Chief Financial Officer that your disclosure controls and procedures were not effective as of December 31, 2006 and June 30, 2007, you have applied compensating procedures and processes as necessary to ensure the reliability of your financial reporting. Please describe to us, in detail, and disclose the nature of the compensating procedures and processes you have applied. Please quantify or provide a range by which your financial statements could be impacted due to the inadequate estimation processes of vendor drop shipments, sales returns and allowances, cooperative advertising, customer rebate reserves, vendor and employee related costs and inventory in transit. To the extent possible, also quantify the potential impact on your financial statements pertaining to any of the other significant deficiencies identified in your disclosures.

The Company implemented more substantive compensating procedures such as detailed account reconciliation processes including data analysis, testing of underlying data and analytical procedures, additional levels of management review and approval of account reconciliations and financial reports and financial statement close schedules, all designed to ensure that the financial statements are accurate.

The Company had identified certain control weaknesses around certain individual estimation processes such as vendor drop shipments, sales returns allowances, cooperative advertising reserves, customer rebate reserves, vendor and employee related costs and inventory in transit that, when aggregated, did rise to the level of a "significant" deficiency. The Company's conclusion was based upon a qualitative analysis of the control weaknesses in the aggregate and was not primarily based on a quantitative analysis of errors as the Company performed additional substantive procedures. Given the subjective nature of any quantitative analysis and the impact of the additional procedures performed which mitigated any undetected errors, management focused on the qualitative factors to define the significant deficiencies. Management also believes the procedures performed have reduced the risk of undetected errors well below the materiality thresholds (i.e., 5% of pre tax income). The Company does not believe that, when aggregated, these items did rise to the level of a "material" weakness.

5.	Please expand your disclosure to indicate whether there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Refer to Item 308 (c) of Regulation S-K.

In the quarter ended December 31, 2006 the Company was in the process of making changes to its internal control in anticipation of the Company's first management report on internal control over financial reporting for the year ended December 31, 2007 and therefore decided to disclose current significant deficiencies. However the Company was not an accelerated filer and not subject to Item 308 (c) as of December 31, 2006. Although the Company put in place compensating procedures to address the significant deficiencies as noted in response to comment four, the Company made no changes to its internal control over financial reporting that had a material affect or were reasonably likely to have a material affect over the Company's internal controls. The Company will, in future filings, disclose all changes to internal controls that will have, or that the Company reasonably expects will have, a material affect on internal control over financial reporting.

Consolidated Balance Sheets

6.	Please disclose separately in the balance sheet or in the notes to your financial statements, any item, if any, in excess of five percent of total current liabilities included in your accrued expenses and other current liabilities line item.

There are no individual items in excess of five percent of total current liabilities other than those listed in the notes to the financial statements.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition and Accounts Receivable

7.	We note your disclosure that you recognize sales of products when delivery has occurred and that generally, the revenue recognition criteria are met at the time the product is received by the customers and title and risk of loss have transferred. Please tell us how you determine when this occurs. Also, please tell us whether your sales terms are consistent across all subsidiaries and all sales agreements and whether shipping terms are primarily FOB shipping point or destination. If the latter, in your response, specifically address the processes you have in place to determine when title and risk of loss have transferred to the customer.

As disclosed to the SEC in a correspondence dated October 2005, the Company determines when title and risk of ownership transfers through receipt of delivery confirmations from its freight carriers. Sales terms, such as net payment terms, may vary by subsidiary and sales agreement. Shipping terms are primarily FOB shipping point for all subsidiaries. However, even though under the terms of shipping title transfers to the customer upon shipment, the Company's practice is to cover losses that occur during shipment transit, resulting in the Company retaining risk of loss which in effect is the economic equivalent of title passage at the time of receipt of the product by the customer. Therefore the Company's accounting practice is to recognize revenue upon receipt of product by the customer. The Company analyzes shipping data for approximately the last two weeks of a quarter end to determine an average number of days to delivery. The Company defers recognition of revenue, and related cost of sales, for this number of days until the next reporting period.

Exhibit 23.2

8.	To the extent your future filings require a consent from your independent registered public accounting firm, please ensure that the exhibit is filed with a conformed signature. Refer to Rule 302 of Regulation S-T.

The Company will ensure that in future filings conformed signatures are not omitted.

Exhibit 31.1 and Exhibit 31.2

9.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. This comment also applies to your Form 10-Q for the quarter ended June 30, 2007.

The Company will revise the certification language in future filings.

10.	We note that the certification you provide are inconsistent with the requirements of Item 601(b)(31) of Regulation S-K. As such, please revise the language of paragraphs 2, 3, 4, 4(a), 4(c), 5, 5(a) and 5(b) of the certifications. Please refer to Release No. 33-8238 for an example certification, at http://www.sec.gov/rules/final/33-8238.htm. This comment also applies to your Form 10-Q for the quarter ended June 30, 2007.

The Company will revise the certification language in future filings.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Condensed Consolidated Statements of Cash Flows (Unaudited), page 6

11.	Please revise your statements of cash flows to present the proceeds from issuance of common stock and your repurchase of common stock on a gross basis rather than a net basis. This comment also applies to your net presentation in the Condensed Consolidated Statement of Stockholders' Equity (Unaudited) at page 7.

The Company abbreviated its presentation of this item as the amount did not exceed 10% of the average of net cash flows from operating activities for the most recent three years (Article 10 Rule 10-01 (a) (4) of Regulation S-X). The Company will revise its statements of cash flows and stockholders' equity in future filings to reflect the proceeds from issuance of common stock and repurchase of common stock on a gross basis rather than a net basis.

Controls and Procedures, page 16

Changes in Internal Control Over Financial Reporting, page 17

12.	We note your disclosure that "management is not aware" of any changes in internal control over financial reporting "other than those described above" that occurred during the quarter ended June 30, 2007 that materially affected, or were reasonably likely to materially affect your internal control over financial reporting. Please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting. Also expand your disclosure to clarify the nature of those changes.

There were no changes in internal control over financial reporting that occurred during the quarter ended June 30, 2007. The Company will revise this language in future filings to state more clearly the events of the quarter.

We welcome the opportunity to answer any questions you may have to our responses. We request confirmation from the staff that no amendment will be required to the above-referenced filings and that any revisions necessary will be required in future filings only.

Sincerely, /s/ Lawrence P. Reinhold Lawrence P. Reinhold Systemax Inc. Executive Vice President and Chief Financial Officer